

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

September 14, 2010

<u>Via Mail and Fax</u>

Gregory J. Hayes
Senior Vice President and Chief Financial Officer
United Technologies Corporation
United Technologies Building
Hartford, CT 06101

> **Re: United Technologies Corporation
> Form 10-K for Fiscal Year Ended December 31, 2009
> Filed February 11, 2010
> File No. 001-00812**

Dear Mr. Hayes:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief